Registration Statement No. 333-214273
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated February 27, 2017
(To Prospectus dated October 27, 2016)

Pricing Term Sheet

Floating Rate Notes due 2019

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated February 27, 2017 relating to the Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 27, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-214273.

Issuer:	The Coca-Cola Company
Security:	Floating Rate Notes due 2019
Offering Format:	SEC Registered
Principal Amount:	€1,500,000,000
Maturity Date:	March 8, 2019
Initial Interest Rate:	To be determined two TARGET days prior to March 9, 2017 based on Three-month EURIBOR plus Floating Rate Spread
Price to Public:	100.30% of principal amount
Floating Rate Spread:	+25 bps
Minimum Coupon Rate:	0.00% per annum
Reference Rate:	Three-month EURIBOR
Interest Payment and Reset Dates:	Quarterly on March 8, June 8, September 8, and December 8, commencing on June 8, 2017
Make-Whole Call:	None
Use of Proceeds:

The Coca-Cola Company expects to use the net proceeds from the offering for general corporate purposes, which may include
working capital, capital expenditures, acquisitions of or
investments in businesses or assets, redemption and repayment of short-term or long-term borrowings (including the €2,000,000,000
Floating Rate Notes due 2017 maturing on March 9, 2017) and

purchases of its common stock. Pending application of the net proceeds, The Coca-Cola Company may temporarily invest the net proceeds in short-term marketable securities.

Interest Determination Date:	Second London Business Day preceding each Reset
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, Adjusted
Trade Date:	February 27, 2017
Settlement Date:	March 9, 2017 (T+8)
ISIN/Common Code/CUSIP:	XS1574667124 / 157466712 / 191216 CB4
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Expected Ratings*:	Aa3 by Moody’s Investors Service, Inc. AA- by Standard & Poor’s Ratings Services A+ by Fitch Ratings
Underwriters:

Bookrunners:
Citigroup Global Markets Limited
Deutsche Bank AG, London Branch
Morgan Stanley & Co. International PLC

Barclays Bank PLC

HSBC Bank plc
Co-Managers:
Mischler Financial Group, Inc.
The Williams Capital Group, L.P.

Stabilization:	Stabilization/FCA

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited at +1-800-831-9146, Deutsche Bank AG, London Branch toll-free at +1-800-503-4611, Morgan Stanley & Co. International PLC at +1-866-718-1649, Barclays Bank PLC at +44 (0) 20 7516 7548 or HSBC Bank plc at +1-866-811-8049.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.